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                            December 6, 2021

       Scott Painter
       Chief Executive Officer
       EVe Mobility Acquisition Corp
       4001 Kennett Pike, Suite 302
       Wilmington, DE 19807

                                                        Re: EVe Mobility
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 3,
2021
                                                            File No. 333-261053

       Dear Mr. Painter:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 Filed on December 3, 2021

       Note 8. Subsequent Events, page F-16

   1.                                                   Please enhance your
disclosure to disclose the actual date through which
                                                        subsequent events have
been evaluated. Refer to ASC 855-10-50-1.
 Scott Painter
FirstName  LastNameScott   Painter
EVe Mobility   Acquisition Corp
Comapany6,
December   NameEVe
              2021    Mobility Acquisition Corp
December
Page  2    6, 2021 Page 2
FirstName LastName
       You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Gregg A. Noel